Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 20, 2019

Fresenius Medical Care announces retirement of Chief Financial Officer Michael Brosnan

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced that CFO Michael Brosnan plans to retire from the Company after his successor has been identified and transitioned into the role. Fresenius Medical Care expects to name a new Chief Financial Officer by the end of this year.

Michael Brosnan said: “My career at Fresenius Medical Care has been a fulfilling and challenging part of my professional life. I have worked with many wonderful people and I admire them for their dedication to the Company and thank them for the strong company that has continued to grow with their contributions.”

Rice Powell, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, said: “We thank Mike for his many years of valuable work and for his significant contributions to the success of Fresenius Medical Care. We wish him all the best in his retirement.”

Stephan Sturm, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “On behalf of the entire Supervisory Board, I would like to thank Mike Brosnan for the tireless efforts that he has dedicated to our company over the years. I wish Mike all the best for the new phase in his life that he will be entering after his retirement from Fresenius Medical Care.”

Michael Brosnan has been Global CFO of Fresenius Medical Care since January 2010. Previously, he served as CFO of Fresenius Medical Care North America for seven years. He joined the company in 1998 as Vice President of Finance and Administration for the company’s laboratory services organization and then assumed several key executive positions at Fresenius Medical Care in North America. Prior to joining the company, he held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,928 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 333,331 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.